NEWS RELEASE

Kelso Technologies Inc.
March 30, 2026
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2025

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"),(TSX: KLS) reports that the Company has released the audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2025.

The audited year-end financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's audited consolidated financial statements and MD&A for the year ended December 31, 2025 were approved by the Board of Directors on March 25, 2026.

HIGHLIGHTS:

• Kelso Technologies Inc. announces its first profitable fiscal year since 2020.

• The Company reported FY2025 net income of $447,397 or $0.01 per basic/diluted share. Excluding discontinued operations, the Company's net income would be $547,157. The Company reduced total expenses by 27% to $3.99 million in FY2025 compared to $5.53 million in FY2024 through effective cost management.

• Kelso sustains a gross profit margin of 41%, exceeding industry averages, attributable to maintaining production efficiency and effectiveness through per order-based pricing models.

• For FY2025, revenue increased by approximately 1% to $10.78 million compared to $10.68 million in FY2024. Despite a marginal increase in year-over-year revenue, gross profit was marginally lower at $ 4.43 million down from $4.69 million in FY2024, primarily driven by customer and sales mix. Additionally, starting FY2025, inventory write-offs totaling $40,232 were included in the cost of goods sold, whereas in prior years inventory write-offs were accounted for separately in other expenses.

• In FY2025, the Company optimized its balance sheet by reassessing inventory levels and other working capital needs. Consequently, the company reduced its inventory by 27% to $2.21 million as of December 31, 2025 down from $3.04 million at YE2024.

• During FY 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility.

• With tank car deliveries projected to decline by more than 20% compared to FY2025, management is prioritizing revenue diversification, expanding market share, and reducing costs. The Company is implementing these strategies with the goal of maintaining the current momentum in the upcoming fiscal year.

• Management is continuing to focus its attention on increasing shareholder value by diversifying its product offering and building new strategic partnerships in 2026. Opportunities for vertical integration are also being explored.

• The primary focus for FY2026 will be in maintaining cost discipline and launching the new Angle Valve, as the company prepares for the projected increase in new tank car builds starting in 2027/2028.

• Executive Vice President of Operations Amanda Smith succeeded Tony Andrukaitis as COO effective July 1, 2025. The EVP Operations position was eliminated as part of management's ongoing cost reduction strategy.

• Effective Oct 6, 2025, the Company appointed CBIZ CPAs P.C. as its new public accounting firm following the resignation of Smythe LLP on September 25, 2025 due to a change in Smythe's policies. The Audit Committee reviewed proposals from several firms and recommended CBIZ, which was approved by the Board of Directors until the next Annual General Meeting.

• On March 20, 2026, Amanda Smith, Chief Operating Officer of Kelso Technologies Inc., was honored as a "Woman of Influence in Rail" by Progressive Railroading's recognition program. This award celebrates individuals who demonstrate outstanding leadership, innovation, commitment to sustainability, and technical excellence within the rail industry. At Kelso, Amanda has played a key role in overseeing company operations and driving product development, advancing safer and more efficient rail services for customers throughout North America.

2025-YE Kelso Financials Summary	2

SUMMARY OF FINANCIAL PERFORMANCE

Year Ended December 31	2025	2024	2023
Revenues	$10,784,090	$10,680,468	$10,819,916
Gross Profit	$4,432,744	$4,693,632	$4,582,447
Gross profit margin	41%	44%	42%
Expenses including non-cash items	$3,989,053	$9,315,929	$6,684,333
Net income (loss)	$447,397	($4,622,297)	($2,101,886)
Basic/Diluted earnings (loss) per share - continuing ops	$0.01	($0.03)	($0.00)
Basic/Diluted earnings (loss) per share - discontinued ops	($0.00)	($0.05)	($0.04)
Non-cash expenses	($33,115)	$3,136,518	$1,085,924
Adjusted EBITDA (loss) *	$347,723	($1,249,326)	($845,487)

Liquidity and Capital Resources
Working capital	$2,541,625	$2,125,387	$5,026,580
Cash	$399,375	$153,147	$1,433,838
Accounts receivable	$632,568	$1,091,303	$1,065,411
Net Equity	$4,676,425	$4,229,030	$8,720,248
Total assets	$5,469,476	$6,570,345	$9,703,271
Weighted Average Number of Common shares outstanding	55,183,419	54,551,139	54,337,995

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Year Ended December 31	2025	2024	2023
Net Income (Loss)	$447,397	($4,622,297)	($2,101,886)
Unrealized foreign exchange loss (gain)	($99,760)	($1,852)	$1,154
Amortization	$14,962	$1,209,648	$785,505
Income Taxes (recovery)	($66,559)	$236,453	$170,475
Gain on revaluation of derivative warrant liability	$0	$0	($3,665)
Gain on repurchase of RSUs	($2,518)	($6,030)	($40,785)
Write down of inventory	$40,232	$588,505	$214,225
Impairment of assets on discontinued operations	$0	$1,171,494	$0
Gain(loss) on sale of property, plant, and equipment	$0	$9,243	$0
Share based expense	$13,969	$165,510	$129,490
Adjusted EBITDA (loss)	$347,723	($1,249,326)	($845,487)

(*) FY2024, FY2023 numbers adjusted for discontinued operations. Refer to Note 16 of the FY2025 Audited Financial Statements.

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

2025-YE Kelso Financials Summary	3

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2025 the Company had cash on deposit in the amount of $399,375, accounts receivable of $632,568, prepaid expenses of $80,015 and inventory of $2,206,770 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $92,104 at December 31, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at December 31, 2025 was $2,541,625 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $5,469,476 as at December 31, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,676,425 as at December 31, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ending on December 31, 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At December 31, 2025, the WSJ Prime Rate was 6.75%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

OUTLOOK

Kelso Technologies Inc. has delivered its first profitable year since FY2020, signaling a steady recovery from prior challenges. For 2025, the Company reported net income of $547,157 (excluding discontinued operations loss of $99,760) and achieved a 1% year-over-year increase in gross revenue to $10.78 million. With tank car deliveries projected to decline by more than 20% compared to FY2025, management is prioritizing revenue diversification, expanding market share, and reducing costs. The Company is implementing these strategies with the goal of maintaining the current momentum in the upcoming fiscal year.

Operational efficiency remains a cornerstone of Kelso's strategy. During FY2025, the Company reduced total expenses by 27% to $3.99 million down in FY2025 compared to $5.53 million in FY2024, reinforcing its commitment to cost control and profitability. Management is continuing to focus its attention on increasing shareholder value by diversifying its product offering and building new strategic partnerships in 2026. Opportunities for vertical integration are also being explored. Leveraging existing assets and expertise allows Kelso to expand with minimal capital investment, positioning the Company to capture rising global demand for advanced valve technologies.

The Company's strategic focus includes securing full AAR approvals for its Angle Valve (AV) and Bottom Outlet Valve (BOV), which are currently in service trials. The primary focus for FY2026 will be in maintaining cost discipline and launching the new Angle Valve, as the company prepares for the projected increase in new tank car builds starting in 2027/2028. These approvals are expected to unlock new revenue streams and strengthen Kelso's ability to offer comprehensive product packages. Additionally, the recent increase in its line of credit to $1,000,000 enhances financial flexibility, ensuring readiness for future growth opportunities.

SUMMARY

Kelso Technologies Inc. is emerging from a challenging financial landscape with improved operational efficiency, disciplined cost management, and a clear diversification strategy. While near-term growth remains modest, the Company's proactive measures-such as expanding into adjacent markets, securing product approvals, and strengthening liquidity-position it well for long-term success. With no interest-bearing long-term debt and a focus on innovation, Kelso is poised to capitalize on industry recovery and rising demand, driving sustainable profitability and shareholder value in the years ahead.

2025-YE Kelso Financials Summary	4

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: new rail tank car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining  AAR approvals for the additional  products under field service trial to better grow the Company's financial performance; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; being on course for new value creation; the commercialization of Kelso's new products; remediation efforts to address the material weaknesses; and growing equity value from financial performance generated from a wider range of new proprietary products. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk  on the rail industry including tariffs, high interest rates, inflation and short supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

2025-YE Kelso Financials Summary	5